May 12, 2005

Via EDGAR
Ms. Kristina Beshears
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Item 4.02, Form 8-K (Filed May 2, 2005) File No. 000-27723

Dear Ms. Beshears:

The purpose of this letter is to respond to your letter of May 6, 2005.

On May 11, 2005, we filed with the Securities and Exchange Commission on Form 12b-25 a notification of late filing of our From 10-Q for the first fiscal quarter ended on March 31, 2005.

In Part III of that notification, we reported “Because of the substantial amount of time and effort required to complete the restatement of its financial statements for the year ended December 31, 2004, the Company is unable to file its Form 10-Q for the period ended March 31, 2005 with the Commission by the prescribed filing date of May 10, 2005 without unreasonable effort or expense.”

In response to question 2 of Part IV of that notification, we reported that “The Company expects to file these amended reports concurrently with the filing of its Form 10-Q for the period ended March 31, 2005.”

In accordance with the rules associated with the filing of Form 12b-25, we expect our Form 10-Q for the period ended March 31, 2005 as will as the amended reports for the year ended December 31, 2004 to be filed concurrently and on or before the fifth calendar day following the prescribed due date.

In responding to your inquiry, the Company acknowledges that it is responsible for the adequacy of the disclosure in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me.

Sincerely,
SonicWALL, Inc.

/s/ Robert D. Selvi

Robert D. Selvi
Vice President & Chief Financial Officer